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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          JUNE 2005

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       [_]              No        [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________


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                                TABLE OF CONTENTS

Document 1        News Release dated June 6, 2005


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                                                                      DOCUMENT 1

                            PRIVATE PLACEMENT CLOSES

VANCOUVER, BRITISH COLUMBIA, JUNE 6, 2005 - AMADOR GOLD CORP (TSX-V:AGX) (the "Company").

The Company is pleased to announce that it has closed its private placement consisting of 750,000 units at a price of $0.10 per unit, for aggregate proceeds of $75,000. Each unit is comprised of one (1) common share and one (1) non-transferable share purchase warrant of Amador, each share purchase warrant exercisable for one (1) common share at a price of $0.10 per share on or before June 3, 2007. The common shares are subject to a hold period expiring on October 4, 2005. The proceeds from the private placement are being used by Amador for working capital.

AMADOR GOLD CORP.

/s/ LYNN W. EVOY
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Lynn W. Evoy,
Director



  The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AMADOR GOLD CORP.
                                  (Registrant)


Date:    June 13, 2005            BY:  /S/ BEVERLY J. BULLOCK
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                                  Beverly J. Bullock, Corporate Secretary


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